Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Carrizo Oil & Gas, Inc. of our report dated June 28, 2017, with respect to the combined statement of revenues and direct operating expenses of oil and gas properties to be acquired by Carrizo Oil & Gas, Inc. from ExL Petroleum Management, LLC and ExL Petroleum Operating Inc. for the year ended December 31, 2016, which report appears in the Form 8-K of Carrizo Oil & Gas, Inc. filed on June 28, 2017, and to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ JOHNSON, MILLER & CO., CPA’S PC

Midland, Texas
October 25, 2017